UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   GARRISON, F. SHERIDAN
   P.O. BOX 840
   2200 FORWARD DRIVE
   HARRISON, AR  72601

2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/31/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
-----------------------------------------------------------------------------------------------------------------------------------
Energizer Holdings, Inc. Common Stock                                                            2,000          D  Direct


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
-----------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     $17.0000                                                                   05/08/01     05/07/10
5/08/00
Phantom Stock Units in Deferred                12/31/02       A         91                                (1)
 Compensation Plan
Phantom Stock Units in Deferred                12/31/02       A         623 (2)                           (1)
 Compensation Plan
Restricted Stock Equivalents


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
-----------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Energizer Holdings, Inc. Common10,000                    10,000        D   Direct
5/08/00                                   Stock
Phantom Stock Units in Deferred12/31/02  Energizer Holdings, Inc. Common91            $27.5110                  D   Direct
 Compensation Plan                        Stock
Phantom Stock Units in Deferred12/31/02  Energizer Holdings, Inc. Common623                       7,913         D   Direct
 Compensation Plan                        Stock
Restricted Stock Equivalents             Energizer Holdings, Inc. Common2,000                     2,000         D   Direct
                                          Stock

Explanation of Responses:

(1)
Phantom stock units are payable in cash following termination of the Reporting Person's Service on the Board of Directors of
Energizer Holdings, Inc.
(2)
Company match on deferrals into Energizer phantom stock units in Deferred Compensation Plan vests 3 years from grant, provided match deferral remains in units for a period of one year.

SIGNATURE OF REPORTING PERSON
/S/ GARRISON, F. SHERIDAN
DATE 01/03/03